Exhibit 4.102

MEMORANDUM OF AGREEMENT	Norwegian Shipbrokers' Association's Memorandum of Agreement for sale and purchase of ships. Adopted by The Baltic and International Maritime Council (BIMCO) in 1956. Code-name SALEFORM 1993

Dated: 9th September 2015

Thelma Shipping Company Limited of Malta hereinafter called the Sellers, whose performance is hereby guaranteed by Dryships Inc. have agreed to sell, and
MAGENTA OWNING COMPANY LIMITED of Marshall Islands, hereinafter called the Buyers, whose performance is hereby guaranteed by TMS Bulkers Ltd. ~~hereinafter called the Buyers~~, have agreed to buy
Name:  MV MANASOTA
Classification Society/Class:  Nippon Kaiji Kyokai
Built: 2004	By: Hyundai Heavy Industries Co Ltd
Flag: Malta	Place of Registration: Valetta, Malta
Call Sign: 9HDF8	Grt/Nrt: 81,129/ 57,100
~~Register~~ IMO Number: 9275957

Hereinafter called the Vessel, on the following terms and conditions:  __________
Definitions

"Banking days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8 and in London, Malta and Greece.

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

"Classification Society" or "Class" means the Society referred to in line 4.

1.            Purchase Price USD 13,000,000 (Thirteen Million United States Dollars)

2.            Deposit

As security for the correct fulfilment of this Agreement the Buyers shall pay a deposit of ~~10%~~ 20% (~~ten~~ twenty per cent) of the Purchase Price (the "Deposit") within (3) three banking days from the date of this Agreement. ~~This~~The deposit shall be ~~placed~~ paid with Sellers' nominated bank ~~and held by them~~ in the Sellers's account. ~~a joint account account for the Sellers and the Buyers, to be released in accordance with joint written instructions of the Sellers and the Buyers. Interest, if any, to be credited to the Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers.~~

3.            Payment

The ~~said~~ 80% balance of the Purchase Price together with extra charges including but not limited to bunkers/luboils etc shall be paid in full free of bank charges to Sellers' nominated bank on delivery of the Vessel, but not later than 3 banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with Clause 5.

~~4.            Inspections~~

~~a)*~~	~~The Buyers have inspected and accepted the Vessel's classification records. The Buyers have also inspected the Vessel at/in ______ on ______ and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.~~

~~b)*~~	~~The Buyers shall have the right to inspect the Vessel's classification records and declare~~

~~whether same are accepted or not within ______ The Sellers shall provide for inspection of the Vessel at/in ______~~
~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred. The Buyers shall inspect the Vessel without opening up and without cost to the Sellers. During the inspection, the Vessel's deck and engine log books shall be made available for examination by the Buyers. If the Vessel is accepted after such inspection, the sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided the Sellers receive written notice of acceptance from the Buyers within 72 hours after completion of such inspection. Should notice of acceptance of the Vessel's classification records and of the Vessel not be received by the Sellers as aforesaid, the deposit together with interest earned shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~

~~*~~	~~4 a) and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4a) to apply.~~

5.            Notices, time and place of delivery

a)	The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with 20 / 15 / 10 /7, approximate days notice, and 3/ 2/ 1 definite days notice of the estimated time of arrival at the intended place of ~~drydocking/underwater inspection/~~delivery. The Buyers shall take delivery of the Vessel within three (3) business days (Saturday/ Sunday/ holidays in England excluded) after the Sellers have tendered the Buyers a Notice of Readiness for Delivery, the date of tendering such notice being inclusive. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery (anytime, day and night including Saturday, Sunday and holidays).

b)	The Vessel shall be delivered and taken over safely afloat at a safe ~~and accessible~~ berth, buoy/port or anchorage and/ or in Dry-dock and/ or at sea ~~at/in~~ within Worldwide range in the Sellers' option.

Expected time of delivery: 9th September 2015 and 30th September, 2015 in the Seller's option

Date of cancelling (see Clauses 5 c), 6 b) (iii) and 14): 30th September 2015 in the Buyers' option

c)	If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 7 running days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.

If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d)	Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

~~6.            Drydocking/Divers Inspection 80~~

~~a)**~~	~~The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found~~

~~broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good at the Sellers' expense to the satisfaction of the Classification Society without condition/recommendation*.~~

~~b)**~~	~~(i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the port of delivery are unsuitable for such inspection, the Sellers shall make the Vessel available at a suitable alternative place near to the delivery port.~~

~~(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society without condition/recommendation*. In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society's attendance.~~

~~(iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii)and no suitable dry- docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5 b)which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in~~ Clause 5 b)) ~~shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of 14 running days.~~

~~c)~~	~~If the Vessel is drydocked pursuant toClause 6 a) or 6 b)above~~

~~(i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel's class, those parts shall be renewed or made good at the Sellers' expense to the satisfaction of the Classification Society without condition/recommendation*.~~

~~(ii) the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel's class*.~~

~~(iii) the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society's fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.~~

~~(iv) the Buyers' representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.~~

~~(v) the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers' or the Classification surveyor's work, if any, and without affecting the Vessel's timely delivery. If, however, the Buyers' work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk and expense. In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the Vessel is in drydock or not and irrespective of Clause 5 b).~~

~~*~~	~~Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.~~

~~**~~	~~6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply.~~

7.            Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of delivery ~~inspection~~ used or unused, whether on board or not shall become the Buyers' property~~, but spares on order are to be excluded. Forwarding charges, if any, shall be for the Buyers' account~~. The Sellers are not required to replace spare parts including spare tail - end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio installation and navigational equipment shall be included in the sale without extra payment if they are the property of the Sellers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers' flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers' vessel(s), shall be excluded without compensation. Captain's, Officers' and Crew's personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire):

a) oxygen/ acytelene / R22 Gas Bottles.
b) All Log Books for Deck, Engine and radio with Buyers' right to photocopy available logs at their own expense.
c) All ISPS, ISM and quality documentation and correspondence.
d) Crew/ Officers library/ walport videos.
e) All Master's Slopchest/ Bonded stores, all Master's and crew's personal belongings.
f) Personal lap-top computers.
g) Contents of Master's safe.
h) Works of Art; Originals, copies, prints, statues.
i) Certificates/ documents to be returned to authorities (if required).
j) All leased, rented, hired equipment.

The Buyers shall take over the remaining ~~bunkers~~ unused lubricating oils that have not passes through the Vessel's system in designated storage tanks and sealed drums/ pails at Sellers' last prices evidenced by invoices/ vouchers (excluding barging expenses). ~~and pay the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel.~~ Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

8.            Documentation

The place of closing: Sellers' office

Documents to be mutually agreed between Buyers and Sellers and to be incorporated as an Addendum to the MOA, but in any case failure to agree documentation shall not be a reason to invalidate the MOA.

~~In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery~~
~~documents, namely:~~

~~a)~~	~~Legal Bill of Sale in a form recordable in ______ (the country in which the Buyers are to register the Vessel), warranting that the Vessel is free from all encumbrances, mortgages and maritime liens or any other debts or claims whatsoever, duly notarially attested and legalized by the consul of such country or other competent authority.~~
~~b)~~	~~Current Certificate of Ownership issued by the competent authorities of the flag state of the Vessel.~~

~~c)                  Confirmation of Class issued within 72 hours prior to delivery.~~
~~d)~~	~~Current Certificate issued by the competent authorities stating that the Vessel is free from registered encumbrances.~~
~~e)~~	~~Certificate of Deletion of the Vessel from the Vessel's registry or other official evidence of deletion appropriate to the Vessel's registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel's registry forthwith and furnish a Certificate or other official evidence of deletion to the Buyers promptly and latest within 4 (four) weeks after the Purchase Price has been paid and the Vessel has been delivered.~~
~~f)~~	~~Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement.~~

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers' possession shall be promptly forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel's log books but the Buyers to have the right to take copies of same.

9.             Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.            Taxes, etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers' flag shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11.            Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as is ~~as she was at the time of inspection,~~ fair wear and tear excepted. However, the Vessel shall be delivered with her class maintained without condition/recommendation*, free of average damage affecting the Vessel's class, and with her classification certificates and national and International certificates, as well as all other certificates the Vessel ~~had~~ has at the time of ~~inspection~~ delivery, valid and unextended for a period of 6 months without condition/recommendation* by Class or the relevant authorities ~~at~~ from the time of delivery. CSM items to be also up to date without outstandings.

~~"Inspection" in this Clause 11, shall mean the Buyers' inspection according toClause 4 a) or 4 b), if applicable, or the Buyers' inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.~~
*	Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.            Name/markings

~~Upon delivery the Buyers undertake to change~~ There will be no change in the name of the Vessel and ~~alter~~ her funnel markings after delivery.

13.            Buyers' default

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.
Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.            Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.
Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

~~15.            Buyers' representatives~~

~~After this Agreement has been signed by both parties and the deposit has been lodged, the Buyers have the right to place two representatives on board the Vessel at their sole risk and expense upon arrival at ______ on or about ______ These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers' representatives shall sign the Sellers' letter of indemnity prior to their embarkation.~~

16.            Arbitration

a)*	This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party's arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final. London Maritime Arbitrators Association terms to apply.

~~b)*~~	~~This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the Law of the State of New York and should any dispute arise out of this Agreement, the matter in dispute shall be referred to three persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for purpose of enforcing any award, this Agreement may be made a rule of the Court. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc. New York.~~

~~c)*~~	~~Any dispute arising out of this Agreement shall be referred to arbitration at ______, subject to the procedures applicable there. The laws of ______ shall govern this Agreement.~~

*	16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16 a) to apply.

17.            P&C

All details of these negotiations and any eventual sale shall be kept strictly private and confidential among all parties concerned, except where required by statutory or requirements for stock listed companies.

18.            Subjects

The Parties agree that the sale of the Vessel hereunder includes the time charterparty between the Sellers and Classic Maritime Inc. (the "Charterers") dated 5th February 2008, as same may have been amended (the "Time Charter") and a copy of which is attached hereto.  The Parties hereby agree to enter into a tripartite novation agreement among the Sellers, the Buyers and the Charterers pursuant to which the Buyers will be substituted for the Sellers in respect of all rights and duties under the Time Charter arising on or after delivery of the Vessel hereunder.

For and on behalf of the Sellers		For and on behalf of the Buyers

/s/ Ziad Nakhleh		/s/ Charalampos Alivizatos
Name:	Ziad Nakhleh	Name:	Charalampos Alivizatos
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact

For and on behalf of the Sellers' guarantor		For and on on behalf of the Buyers' guarantor

/s/ Ziad Nakhleh		/s/ Charalampos Alivizatos
Name:	Ziad Nakhleh	Name:	Charalampos Alivizatos
Title:	Chief Financial Officers	Title:	Attorney-in-Fact